Filed Pursuant to Rule 433

Registration No. 333-238243

Dated: November 15, 2021

PRICING TERM SHEET

U.S.$1,000,000,000 3.225% TIER 2 SUBORDINATED CALLABLE FIXED-TO-FIXED NOTES

DUE 2032 (THE “TIER 2 INSTRUMENTS”)

Issuer:	Banco Santander, S.A.

Legal Entity Identifier:	5493006QMFDDMYWIAM13

Issuer Ratings: *	A2 (stable) Moody’s / A (stable) S&P / A- (stable) Fitch

Expected Notes Ratings: *	Baa2 Moody’s/ BBB+ S&P/ BBB Fitch

Status:	Tier 2, Subordinated Instruments

Series Number:	125

Principal Amount:	U.S.$1,000,000,000

Form of Issuance:	SEC Registered – Fixed to Fixed Rate

Pricing date:	November 15, 2021

Settlement date: **	November 22, 2021 (T+5)

Maturity date:	November 22, 2032

Benchmark Treasury:	1.375% UST due November 15, 2031

Spread to benchmark:	UST+160 bps

Benchmark Treasury Yield:	1.625%

Re-offer Yield:	3.225%

Coupon:	3.225%

Price to Public:	100.000% of the Principal Amount

Underwriting Discount:	0.450%

Proceeds to Issuer (before Expenses):	99.550% (U.S.$995,500,000)

Expenses (excluding the Underwriting Discount):	U.S.$205,361.70

Net Proceeds (after Underwriting Discount and including Expenses):	U.S.$995,705,361.70

Initial Fixed Rate:	From, and including, November 22, 2021 to, but excluding, November 22, 2031 3.225% per annum, payable semi-annually in arrears.

Reset Fixed Rate:	From, and including, November 22, 2031 to, but excluding, November 22, 2032 (the “Reset Period”) at a fixed rate equal to the 1-yr U.S. Treasury Rate (as defined below) as of the Reset Determination Date (as defined below), plus 1.600% per annum.

1-yr U.S. Treasury Rate: means, in relation to the Reset Date and the Reset Period commencing on the Reset Date, the rate per annum equal to: (1) the average of the yields on actively traded U.S. Treasury securities adjusted to constant maturity, for one-year maturities, for the five business days immediately prior to the Reset Determination Date, published in the most recent H.15, for the maturity of one year; or (2) if such release (or any successor release) is not published during the week immediately prior to the Reset Determination Date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the Reset Date.

The 1-yr U.S. Treasury Rate shall be determined by the Calculation Agent.

If the 1-yr U.S. Treasury Rate cannot be determined, for whatever reason, as described under (1) or (2) above, “1-yr U.S. Treasury Rate” means the rate in percentage per annum as notified by the Calculation Agent to Banco Santander equal to the yield on U.S. Treasury securities having a maturity of one year as set forth in the most recent H.15 (or any successor release to be determined by Banco Santander and notified to the Calculation Agent) at 5:00 pm (New York City time) on the Reset Determination Date, as applicable.

“Calculation Agent” means the Trustee or such other person authorized by Banco Santander as the party responsible for calculating the U.S. Treasury Rate and/or such other amount(s) from time to time in relation to the Tier 2 Instruments.

“Comparable Treasury Issue” means, with respect to the Reset Period, the U.S. Treasury security or securities selected by Banco Santander (and notified to the Calculation Agent) with a maturity date on or about the last day of the Reset Period, and that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities denominated in U.S. dollars and having a maturity of one year.

“Comparable Treasury Price” means, with respect to the Reset Date, (i) the arithmetic average of the Reference Treasury Dealer Quotations for the Reset Date (calculated on the Reset Determination Date preceding the Reset Date), after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if fewer than five such Reference Treasury Dealer Quotations are received, the arithmetic average of all such quotations, or (iii) if fewer than two such Reference Treasury Dealer Quotations are received, then such Reference Treasury Dealer Quotation as quoted in writing to Banco Santander and the Calculation Agent by a Reference Treasury Dealer.

“H.15” means the daily statistical release designated as such and published by the Board of Governors of the United States Federal Reserve System under the caption “Treasury constant maturities,” or any successor or replacement publication, as determined by Banco Santander (and notified to the Calculation Agent) that establishes yield on actively traded U.S. Treasury securities adjusted to constant maturity, and “most recent H.15” means in respect of the Reset Period, the H.15 which includes a yield to maturity for U.S. Treasury securities with a maturity of one year published closest in time but prior to the Reset Determination Date.

“Reference Treasury Dealer” means each of up to five banks selected by Banco Santander, or the affiliates of such banks, which are (i) primary U.S. Treasury securities dealers, and their respective successors, or (ii) market makers in pricing corporate bond issues denominated in U.S. dollars.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and the Reset Date, the arithmetic average, as determined by the Calculation Agent, of the bid and offered prices for the applicable Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, at 11:00 a.m. (New York City time), on the Reset Determination Date.

Interest Payment Dates:	Each May 22 and November 22, commencing on May 22, 2022 up to and including the Maturity Date or any date of earlier redemption.

Day Count Fraction:	30/360 (modified unadjusted)

Optional Early Redemption (Call):	The Issuer may redeem the Tier 2 Instruments in whole (but not in part) in its sole discretion, in accordance with the requirements of Applicable Banking Regulations in force at the relevant time and subject to the Issuer obtaining Supervisory Permission, on any date during the 3-month period from and including August 22, 2031 to and including November 22, 2031 (the “Optional Redemption Date”)

Optional Redemption Date	Any date during the 3-month period from and including August 22, 2031 to and including November 22, 2031.

Optional Redemption Notice Period:	At least fifteen business days but no more than thirty business days prior to the Optional Redemption Date

Business Days:	New York City, London and TARGET 2

Reset Determination Date:	The second business day immediately preceding the Reset Date

Reset Date:	November 22, 2031

Reset Fixed Rate Period Day Count Fraction:	30/360 (modified unadjusted)

Minimum Denominations / Multiples:	Minimum denominations of U.S.$200,000 and multiples of U.S.$200,000 in excess thereof

Issuer Redemption Provisions:	Banco Santander may, at its option, redeem all, but not some only, the Tier 2 Instruments, at their early redemption amount, together with accrued but unpaid interest up to (but excluding) the date of redemption, upon or following the occurrence of a Capital Disqualification Event or for taxation reasons, in accordance with Applicable Banking Regulations in force at the relevant time and subject to Banco Santander obtaining the prior consent of the Regulator therefor, if and as required.

Early Redemption for Capital Disqualification Event:	“Capital Disqualification Event” means a change in Spanish law, Applicable Banking Regulations or any change in the application or official interpretation thereof that results or is likely to result in the entire outstanding aggregate principal amount of the Tier 2 Instruments ceasing to be included in, or counting towards, Banco Santander’s and/or the Group’s Tier 2 Capital.

Early Redemption for Taxation Reasons:	If as a result of any change in, or amendment to, the laws or regulations of Spain or of any political subdivision thereof or any authority or agency therein or thereof having power to tax or in the interpretation or administration of any such laws or regulations which becomes effective on or after the issue date of the Tier 2 Instruments, Banco Santander shall determine that (a) Banco Santander would be required to pay Additional Amounts as described in the base prospectus or (b) Banco Santander would not be entitled to claim a deduction in computing tax liabilities in Spain in respect of any interest to be paid on the next interest payment date on the Tier 2 Instruments or the value of such deduction to Banco Santander would be materially reduced or (c) the applicable tax treatment of the Tier 2 Instruments changes in a material way that was not reasonably foreseeable at the issue date of the Tier 2 Instruments.

Substitution and Variation:	Applicable as specified in the prospectus supplement.

Agreement and Acknowledgement of Statutory Bail-In:	By its acquisition of any Tier 2 Instruments, each holder (including each holder of a beneficial interest in the Tier 2 Instruments) will be deemed to acknowledge, accept, consent to and agree to be bound by the terms of the Tier 2 Instruments related to the exercise of the Spanish Bail-In Power.

Agreement and Acknowledgment of Subordination Provisions:	Banco Santander agrees with respect to the Tier 2 Instruments and each holder of Tier 2 Instruments, by his or her acquisition of a Tier 2 Instrument, will be deemed to have agreed to the subordination provisions described in the preliminary prospectus supplement. Each such holder will be deemed to have irrevocably waived his or her rights of priority which would otherwise be accorded to him or her under the laws of Spain, to the extent necessary to effectuate the subordination provisions of the Tier 2 Instruments. In addition, each holder of Tier 2 Instruments by his or her acquisition of the Tier 2 Instruments authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination of the Tier 2 Instruments as provided in the Base Indenture and the Second Supplemental Indenture and as summarized in the base prospectus as supplemented by the preliminary prospectus supplement and appoints the Trustee his or her attorney-in-fact for any and all such purposes.

Waiver of Set-Off	Applicable as specified in the prospectus supplement.

U.S. Federal Income Tax Considerations:	For a discussion of the material U.S. federal income tax considerations for the ownership and disposition of the Tier 2 Instruments by U.S. investors, see “Taxation—U.S. Federal Income Tax Considerations” in the base prospectus and in the prospectus supplement. That discussion does not describe all of the tax consequences that may be relevant in the light of a U.S. investor’s particular circumstances.

Listing:	New York Stock Exchange

Governing Law:	Law of the State of New York, except that the authorization and execution by Banco Santander of the Base Indenture, the Second Supplemental Indenture and the Tier 2 Instruments, and certain provisions of the Tier 2 Instruments, the Base Indenture and the Second Supplemental Indenture related to the subordination of the Tier 2 Instruments, shall be governed by and construed in accordance with Spanish Law.

Trustee and Principal Paying Agent and Calculation Agent:	The Bank of New York Mellon

CUSIP / ISIN:	05971K AL3 / US05971KAL35

Joint Bookrunners:	BofA Securities, Inc., Credit Agricole Securities (USA) Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs Bank Europe SE, J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Santander Investment Securities Inc.

Co-Leads:	Bankinter S.A., BMO Capital Markets Corp. and Scotia Capital (USA) Inc.

*

Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Tier 2 Instruments. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

**

It is expected that delivery of the Tier 2 Instruments will be made against payment therefore on or about November 22, 2021, which is the fifth day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Tier 2 Instruments prior to the second business day prior to the settlement date will be required, by virtue of the fact that the Tier 2 Instruments initially settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement, the base prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.

Alternatively, you may obtain a copy of the base prospectus and the preliminary prospectus supplement from BofA Securities, Inc. by calling toll free 1-800-294-1322, Credit Agricole Securities (USA) Inc. by calling toll free 1-866-807-6030, Credit Suisse Securities (USA) LLC by calling toll free 1-800-221-1037, Goldman Sachs Bank Europe SE by calling toll free 1-866-471-2526, J.P. Morgan Securities LLC by calling toll free 1-866-803-9204, RBC Capital Markets, LLC by calling toll free 1-866-375-6829 and Santander Investment Securities Inc. by calling toll free 1-855-403-3636.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the base prospectus as supplemented by the preliminary prospectus supplement.

The distribution of this term sheet and the offering of the securities to which this term sheet relates (the “Tier 2 Instruments”) may be restricted by law in certain jurisdictions and therefore persons into whose possession this term sheet comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions could result in a violation of the laws of any such jurisdiction.

EU PRIIPs Regulation / PROHIBITION OF SALES TO EEA RETAIL INVESTORS: The Tier 2 Instruments are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, (the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II ; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document is required by the Regulation (EU) No. 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the Tier 2 Instruments or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Tier 2 Instruments or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

UK PRIIPs Regulation / PROHIBITION OF SALES TO UK RETAIL INVESTORS: The Tier 2 Instruments are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No. 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document is required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Tier 2 Instruments or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Tier 2 Instruments or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

MIFID II PRODUCT GOVERNANCE / PROFESSIONAL CLIENTS AND ECPS ONLY TARGET MARKET: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Tier 2 Instruments has led to the conclusion that: (i) the target market for the Tier 2 Instruments is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Tier 2 Instruments to eligible counterparties and professional clients are appropriate. The target market assessment indicates that the Tier 2 Instruments are incompatible with the needs, characteristic and objectives of clients which are retail clients (as defined in MiFID II). Any person subsequently offering, selling or recommending the Tier 2 Instruments (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Tier 2 Instruments (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

UK MiFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Tier 2 Instruments has led to the conclusion that: (i) the target market for the Tier 2 Instruments is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients only, as defined in the Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of EUWA (“UK MiFIR”); and (ii) all channels for distribution of the Tier 2 Instruments to eligible counterparties and professional clients are appropriate. The target market assessment indicates that the Tier 2 Instruments are incompatible with the needs, characteristic and objectives of clients which are retail clients (as defined in Regulation (EU) No 2017/565 as it forms part of the domestic law of the UK by virtue of the EUWA). Any person subsequently offering, selling or recommending the Tier 2 Instruments (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Tier 2 Instruments (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

This term sheet is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. No action has been taken that would permit an offering of the Tier 2 Instruments or possession or distribution of this term sheet in any jurisdiction where action for that purpose is required. Persons into whose possession this term sheet comes are required to inform themselves about and to observe any such restrictions.